SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K/A Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of September, 2009 Commission File Number 0-28860 NET SERVIÇOS DE COMUNICAÇÃO S.A.    (Exact name of registrant as specified in its charter)   Net Communications Services Inc. (Translation of Registrant's name into English) Rua Verbo Divino, 1356 04719-002 - São Paulo-SP Federative Republic of Brazil (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover Form 20- F or Form 40-F.   Form 20-F ___X___ Form 40-F _______   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes _______ No ___X____   If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___
2009 CORPORATE EVENTS CALENDAR Company Name Net Serviços de Comunicação S.A. Central Office Address Rua Verbo Divino. 1356 Internet Site www.netservicos.com.br Director of Investors Relations Name: João Adalberto Elek Junior E-mail: ri@netservicos.com.br E-mail 2: joão.elek@netservicos.com.br Phone: +55 (11) 2111-2606 Fax: +55 (11) 2111-2780 Publications (and locality) in which its corporate documents are published Valor Econômico e Diário Oficial do Estado de São Paulo (DOESP) The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2008 EVENT DATE Accessible to Stockholders 02/19/2009 Publication 02/19 /2009 Submission to BOVESPA 02/19/2009 Annual Financial Statement and Consolidated Financial Statement, when applicable, according the international standards as of 12/31/2008. EVENT DATE Submission to BOVESPA 02/11/2009 Standardized Financial Statement (DFP), as of 12/31/2008 EVENT DATE Submission to BOVESPA 02/11/2009 Annual Financial Statement - IAN, as of 12/31/2008 EVENT DATE Submission to BOVESPA 05/15/2009 Quarterly Financial Statement – ITR EVENT DATE Submission to BOVESPA   Referring to 1st quarter of 2009 04/28/2009 Referring to 2nd quarter of 2009 07/22/2009 Referring to 3rd quarter of 2009 10/21/2009
Quarterly Financial Statements in English or according to International Standards EVENT DATE Submission to BOVESPA   ·  Referring to 1 st quarter of 2009 ·  Referring to 2 nd quarter of 2009 ·  Referring to 3 rd quarter de 2009 04/28/2009 07/22/2009 10/21/2009 Scheduled Ordinary Shareholders Meeting EVENT DATE Publication of the Call Notice   DOESP and Valor April 14,15 and 16, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 04/15/2009 Ordinary Shareholders Meeting 04/30/2009 Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA 04/30/2009 Publication of the Call Notice DOESP: September 12,15 and 16, 2009   Valor: September 14,15 and 16, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 09/11/2009 Ordinary Shareholders Meeting 09/30/2009 Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA 09/30/2009 Scheduled Extraordinary Shareholders Meeting EVENT DATE Publication of the Call Notice DOESP and Valor April 14,15 and 16, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 04/15/2009 Extraordinary Shareholders Meeting 04/30/2009 Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA 04/30/2009 Publication of the Call Notice DOESP: September 12,15 and 16, 2009   Valor: September 14,15 and 16, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 09/11/2009 Extraordinary Shareholders Meeting 09/30/2009 Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA 09/30/2009
Debentureholders' Meeting EVENT DATE Publication of the Call Notice DOESP: September 05,09 and 10, 2009 Valor: September 08,09 and 10, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 09/04/2009 Debentureholders Meeting 09/23/2009 Submission of the Minutes of the Debentureholders Meeting to BOVESPA 09/23/2009 Scheduled Debentureholders' Meeting EVENT DATE Publication of the Call Notice DOESP: September 05,09 and 10, 2009 Valor: September 08,09 and 10, 2009 Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available 09/04/2009 Debentureholders Meeting 09/23/2009 Submission of the Minutes of the Debentureholders Meeting to BOVESPA 09/23/2009 Public Meeting with Analysts   EVENT DATE APIMEC/SP Presentation the event will be held on the Grand Hyatt São Paulo, at 8:30 a.m. (Brasilia time) APIMEC/RJ Presentation the event will be held on the Sofitel Rio de Janeiro Copacaba, at 8:30 a.m.(Brasilia time)    07/29/2009 07/30/2009 Scheduled Board of Directors’ Meeting EVENT DATE Board of Directors’ Meeting 01/10/2009 Submission of the Minutes of the Board of Directors’ Meeting  to BOVESPA 01/10/2009
SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: September 18, 2009 NET SERVIÇOS DE COMUNICAÇÃO S.A.   By: /S/  João Adalberto Elek Jr. João Adalberto Elek Jr. CFO and IRO   FORWARD-LOOKING STATEMENTS This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current viewand estimates of future economic circumstances,   industry   conditions,   company   performance   and   financial   results.   The   words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the  company,  are  intended  to  identify  forward-looking  statements.  Statements  regarding  the declaration  or  payment  of  dividends,  the  implementation  of  principal  operating  and  financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting  financial  condition,  liquidity  or  results  of  operations  are  examples  of  forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.